March 11, 2024

United States Securities and Exchange Commission

Attn: Gary Newberry and Daniel Gordon

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CancerVax, Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed February 14, 2024
File No. 024-12369

Ladies and Gentlemen:

We are in receipt of your letter dated March 1, 2024. We have prepared the below responses to your comments and have also amended the Amendment No. 1 Offering Statement on Form 1-A for CancerVax, Inc. (“CancerVax” or the “Company”), as indicated.

Amendment No. 1 to Offering Statement on Form 1-A Summary, page 3

1.	We note your disclosure on page 4 indicating that Bountiful Capital LLC can waive the beneficial ownership limitation. Please tell us which provision Series B Securities Purchase Agreement allow Bountiful Capital to waive this limitation. Please revise your risk factor titled “Series B Preferred Stock issued to an investor with certain preferential rights...” on page 28 to conform to the limitation provision provided in the Certificate of Designation or provide further explanation as to why you believe it is currently correct.

Response: We have revised this description to clarify that only Series A Preferred Stock has a provision allowing the shareholder to waive the beneficial ownership limitation.

Securities and

Exchange Commission

March 11, 2024

Plan of Distribution

Forum Selection Provision, page 34

2.	We note your response to comment 7 and re-issue. We note your disclosure that the subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against your company based on the agreement to be brought in a state or federal court in Nevada. However, we note that Section 6 of the Common Stock Subscription Agreement specifies that while the Subscription Agreement shall be governed and construed in accordance with the laws of the Nevada, that the subscriber and you consent to the jurisdiction of any state or federal court within California, and Please update your disclosure accordingly or otherwise advise.

Response: The Subscription Agreement has been amended to reflect the both the jurisdiction and choice of law of Nevada for any causes of action, as intended by the Company.

Use of Proceeds to Issuer, page 35

3.	We note your response to comment 8 and re-issue in part. Please state whether or not offering proceeds will be used to compensate or otherwise make payments to your directors. Refer to Item 6, Instruction 2 of Form 1-A (Part II).

Response: We have updated the Offering Circular to clarify that proceeds will be used to compensate directors, as well as employees and officers.

4.	We note your response to comment 9 and re-issue. Please provide more granularity regarding the use of proceeds for the research and development at UCLA, namely, identifying the specific product candidate(s) relating to this allocation. In addition, if you will focus on one or two candidates at the expense of other(s) in the event that fewer securities are sold than are qualified, please identify the candidate(s) you intend to prioritize. Refer to Item 6, Instruction 3 of Form 1-A (Part II).

Response: We have updated the Offering Circular to show that as of February 1, 2022, the Company has paid the entire amount of $574,501 to UCLA for the First Sponsored Research Agreement. Securities sold by the Company through this Regulation A+ Offering will be used to pay for research under the Second Sponsored Research Agreement. If fewer securities are sold than are qualified, the Company will allocate as much funding as possible to the Universal Cancer Vaccine Platform as being researched in the Second Sponsored Research Agreement, and less resources on the Universal CAR-T Cell Platform, also being research in the Second Sponsored Research Agreement, The Company believes that the Universal Cancer Vaccine Platform has the greatest opportunity to help the most amount of people.

Research Agreements, page 50

5.	We note your response to comment 12 and re-issue in part. Please disclose whether the $574,501 in relation to UCLA Case No. 2021-146 has been paid. In addition, please clarify, if true, that “discovers” refers to “discoveries” in relation to the disclosure on page 50 that “each party will have sole ownership of all rights to patentable developments or discovers first conceived and actually reduced to practice in the performance of the research under the Research Agreement.”

Response: Thank you for this comment. We have updated the Offering Circular universally to clarify that as of February 1, 2022, the Company made the final payment to UCLA for Case No. 2021-146 in which the entire agreed upon amount of $574,501 was paid. This has been clarified on page 50 and page F-29. Additionally, it is correct that “Pursuant to the terms of the Research Agreement, each party will have sole ownership of all rights to patentable developments or discoveries first conceived and actually reduced to practice in the performance of the research under the Research Agreement (a “Subject Invention”) invented solely by that party’s respective personnel.”

Securities and

Exchange Commission

March 11, 2024

Part III

Index to Exhibits, page 65

6.	Please ensure that the Exhibits have accurate titles. In this regard, we note that the titles of Exhibits 10.5, 10.6 and 3.6 do not appear to correspond with the information in the Exhibits.

Response: Thank you for this comment. Exhibits have all been refiled and attached with this Form 1-A/A for convenience of review with titles updated to accurately reflect their contents.

7.	Please file the Series B Securities Purchase Agreement. We note that you have indicated that it is filed as exhibit 3.6. However, Exhibit 3.6 is the Certificate of Designation of Series B Preferred Stock.

Response: Exhibits have been refiled with titles updated to accurately reflect their contents. We have filed the Subscription Agreement for the Series B Preferred Stock as Ex. 3.6.

8.	If you have entered into a new employment agreement with Mr. Elton relating to his new position as CEO, please file this employment agreement as an exhibit to your offering statement.

Response: We have not entered into a new employment agreement with Mr. Elton but have refiled his original employment agreement that is still in effect.

Thank you for your assistance and review. Please contact our legal counsel, Callie Jones, at 801-303-5721 with further comments or questions.

Sincerely,

CancerVax, Inc.

/s/ Byron Elton
Byron Elton
CEO and Director